

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Jason DiBona
Chief Executive Officer
AeroClean Technologies, LLC
10455 Riverside Drive
Palm Beach Gardens, FL 33410

> **Re: AeroClean Technologies, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted on August 9, 2021**
> **CIK No. 0001872356**

Dear Mr. DiBona:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Comments & Notes to Comments

Cover Page

1. Please clarify whether the approval of Nasdaq for listing of the common stock is a condition of this offering.

Market and Industry Data, page iii

2. You state that you have not independently verified market and industry forecasts from third-party sources. Please note that you are responsible for the entire content of the offering statement. Please revise your disclosure to remove any implication that you are

not responsible for assessing the reasonableness and soundness of the market and industry data included in your disclosures.

Prospectus Summary, page 1

3.   Please disclose in the prospectus summary that you have not yet generated any revenue, you incurred net losses of $3.3 million and $0.2 million during the years ended December 31, 2020 and 2019, respectively, and have accumulated deficit of $8.2 million as of December 31, 2020 which raises substantial doubt about your ability to continue as a going concern.

Description of Capital Stock, page 66

4.   Please disclose the total number of Class A units that are currently outstanding and the conversion terms. Clarify the conditions under which the outstanding Class A units will automatically convert into shares of common stock prior to the closing of this offering.

        Please contact Austin Pattan, Staff Attorney, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Valerie Ford Jacob